Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333-00000) and related Prospectus of Global Signal Inc. for the registration of 27,545,482 shares of its common stock and to the incorporation by reference therein of our report dated April 21, 2005, with respect to the statement of revenue and certain expenses of Lattice Acquisition for the year ended December 31, 2003 included in Global Signal Inc.'s Current Report on Form 8-K/A dated October 29, 2004 and filed June 6, 2005 with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cincinnati, Ohio
June 6, 2005